N E W S R E L E A S E

May 9, 2013

Nevsun Announces First Quarter 2013 Results

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) is pleased to report its financial and operating results for the first quarter of 2013.  Unless otherwise noted, with the exception of earnings per share and cash cost per ounce figures, all results are in thousands of US dollars.

This release should be read in conjunction with Nevsun Resources Ltd.’s (Nevsun or the Company) condensed consolidated interim financial statements for the three months ended March 31, 2013, and associated Management Discussion and Analysis (MD&A), which are available on the Company's website at www.nevsun.com/investors/financials, on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

First quarter 2013 highlights

  Produced 42,300 ounces of gold
  Revenues of $71.1 million
  Cash cost of $563 per ounce of gold sold([1])
  Net income attributable to Nevsun shareholders was $10.6 million, $0.05 per share
  More gold and silver bearing ore identified in the Bisha Main pit
  Copper flotation plant on schedule, on budget and nearly complete
  Paid $0.05 dividend per share on January 15, 2013
  Maintained strong balance sheet with over $400 million in working capital
  Subsequent to quarter-end, the Company published its 2012 Corporate Social Responsibility Report which can be accessed on the Nevsun website at http://www.nevsun.com/responsibility/reporting/

“The Company’s performance for the first quarter of 2013 was strong, particularly when  considering that we are in the process of winding down the gold phase and completing construction of the Bisha copper plant” stated Cliff Davis, President and CEO of Nevsun.  “While we had higher cash costs than 2012, the Bisha Mine is still among the lowest cost mines in the industry and the positive cash margins have continued to fund the copper phase expansion, which is nearly complete. We maintained a very strong balance sheet at quarter-end with $400.7 million in working capital, including $335.2 million in cash, and no debt.

At year-end, we reported 40,000 to 60,000 tonnes of material termed “pyrite sands”, at the base of the oxide gold in the Bisha Main pit.  The Company now estimates there are approximately 250,000 tonnes of pyrite sand ore varying from 3 to 10 grams per tonne gold and exceeding 100 grams per tonne silver, with some pockets at even higher grades.  Because the ore is pyritic, it cannot be processed in the carbon-in-leach (CIL) gold plant.  Pending ongoing test work and economic analysis, the Company will likely concentrate some of this material through the new copper flotation plant, prior to starting supergene copper production.  The resultant precious metals concentrate will then either be sold directly, blended with copper concentrate or a combination thereof.

We estimate processing pyrite sands could take six to seven weeks, possibly pushing the start of supergene copper production into late Q3 2013, with completion of ramp up to commercial production in Q1 2014.  We see this likely delay as a positive trade-off for the value expected to be gained from the pyrite sands.”

[1] Cash cost per ounce sold includes royalties and is a non-GAAP measure; see cautionary note regarding non-GAAP measure in the MD&A.

Operations review

Key operating information – Bisha Mine:
	For the three months ended March 31,
	2013	2012
Ore mined, tonnes	475,000	349,000
Waste mined, tonnes(1)	1,925,000	1,826,000
Strip ratio, (using BCMs)	5.1	6.2
Copper phase prestrip, tonnes	-	739,000
Tonnes milled	432,000	430,000
Gold grade (g/t)	4.14	6.58
Recovery, % of gold	79%	86%
Gold in doré, ounces produced	42,300	82,000
Gold ounces sold	41,500	83,100
Gold price realized per ounce	$1,592	$1,712
Cash cost per ounce sold(2)	$563	$277
(1)	All waste tonnes mined reflect updated rock density estimates.
(2)	Cash cost per ounce sold includes royalties and is a non-GAAP measure; see cautionary note regarding non-GAAP measure in the MD&A.

Approximately half of the ore mined in Q1 2013 came from the Harena satellite deposit, which is lower grade than Bisha, hence the drop in feed grade from Q1 2012 of 6.58 g/t to 4.14 g/t in Q1 2013.  Mining of the oxide material at the Harena deposit is nearing completion.  The strip ratio was expected to be higher in Q1 2013 as compared to Q1 2012, as the plan was to move more waste in Q1 2013 than was actually achieved.  The lower than planned waste mined resulted from a combination of equipment availabilities, which negatively impacted the mining schedule, coupled with subgrade mineralized waste being reclassified as ore as it was required to blend with the high grade Bisha acid ores.

Gold recovery of 79% for Q1 2013, which was less than the 86% experienced in Q1 2012, was as expected and was attributable to changes in ore mineralogy.  The reduction of gold ounces sold to 41,500 in Q1 2013 from the 83,100 ounces sold in Q1 2012 is due to the lower level of gold produced in Q1 2013, which was a result of the lower grades and mill recoveries. The decrease in physical ounces produced was within the Company’s expectations and guidance.

Gold cash costs per ounce for Q1 2013 were $563 on 41,500 ounces sold, which included $124 per ounce in silver by-product credits, an increase in cash cost per ounce as compared with $277 in Q1 2012, including $86 per ounce in silver by-product credits.  The increase in cash operating costs in Q1 2013 compared to Q1 2012 is primarily attributable to a reduction in gold ounces sold and the accompanying increase in mining and milling costs per ounce produced, partly offset by higher silver by-product credits.

Financial review

Summary of financial results:
In US $000s (except per share data)	For the three months ended March 31,
	2013	2012
Revenues	$71,130	$149,390
Operating income	37,779	110,628
Net income	19,503	68,763
Net income attributable to Nevsun shareholders	10,625	41,238
Earnings per share attributable to Nevsun shareholders	0.05	0.21
Working capital	400,711	337,672
Total assets	$854,121	$747,148

Details of revenue breakdown for gold and silver, operating expenses, depreciation and depletion, and other expenses are discussed in the Company’s first quarter 2013 MD&A.

Working capital at March 31, 2013, including cash and cash equivalents, was just over $400,000, approximately the same as at December 31, 2012.  The Company's cash and cash equivalents at March 31, 2013, of $335,168, was down from $396,404 as a result of paying dividends ($9,949), income taxes ($44,484) and investing in copper plant and other capital ($28,422).  Details of sources and uses of cash are presented in the first quarter financial statements and discussed in the MD&A.

Conference call details

The Company will hold a conference call on Friday, May 10, 2013, at 8:00 AM Vancouver / 11:00 AM Toronto, New York / 4:00 PM London, to discuss the quarterly results.  Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 416-340-8530 / 1 877-440-9795 UK: 00800-2787-2090 (toll free) Other International: +1 416-340-8530

The conference call will be available for replay until May 17, 2013, by calling +1 905-694-9451 / 1 800-408-3053 and entering passcode 4709876.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s mine operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013; or (x) the assumptions used in the current planning for pyrite sand ore turn out to be incorrect.  Other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial gold production in February 2011 and is scheduled to transition to copper/gold production in mid-2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com